December 18, 2023

Envela Corporation

1901 Gateway Dr.

Irving, TX 75238

VIA EDGAR

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Aamira Chaudhry
Theresa Brillant

Re: Envela Corporation – CIK #0000701719

Comments concerning Form 10-K for Fiscal Year Ended December 31, 2022

File # 001-11048

Dear Ms. Chaudhry,

This letter is in response to your comments received by electronic mail dated December 12, 2023, relating to the Company’s Form 10-K dated December 31, 2022, and filed on March 16, 2023. The numbered paragraphs below correspond to the numbered comments in your letter. Your comments are presented in bold italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Use of Non-U.S. GAAP Financial Measures, page 19

1.

As your measure of “EBITDA” is adjusted for additional items other than interest, taxes and depreciation and amortization, please revise your disclosure to retitle this measure. Please see Question 103.1 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for further guidance.

In response to Ms. Chaudhry’s comment, the Company will, for all future filings, revise the disclosure of EBITDA so that it will be retitled as Adjusted EBITDA to the extent EBITDA is adjusted for items other than interest, taxes and depreciation and amortization.

Results of Operations, page 21

2.

Please quantify, discuss, and analyze changes in costs of good sold for each segment on a stand-alone basis in addition to your current discussion on gross profit. Additionally, please quantify and discuss the significant components of costs of goods sold to the extent material. See Item 303 of Regulation S-K.

In response to Ms. Chaudhry’s comment, the Company will, for all future filings, quantify, discuss, and analyze changes in costs of goods sold for each segment on a stand-alone basis in addition to the Company’s current discussion on gross profit. In addition, to the extent material, the Company will quantify and discuss the significant components of costs of goods sold in future filings.

Should there be any additional questions or comments regarding the answers to Ms. Chaudhry’s comments, please do not hesitate to contact me at (469) 371-2388 or bpedersen@envela.com.

Sincerely,

/s/ Bret A. Pedersen
Bret A. Pedersen
Chief Financial Officer

Envela Corporation    1901 Gateway Dr., Suite 100, Irving, TX  75038      972-587-4049

AmericasActive:19385276.2